December 19, 2011

McCann, Joseph

Telephone Number: 202.551.3671

Fax Number: 703.831.6985

Re: Auto Home Lock, Inc.

Amendment No. 4 to Registration Statement on form S-1

Filed November 30, 2011

File No. 333-175792

Dear Mr. McCann:

Thank you for your letter dated December 15, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Prospectus Cover Page

1.

Please reconcile your response to comment 5, which indicates that you have not established a Brazilian bank account, with your disclosure in the second paragraph on page 4 and your October 11, 2011 response to prior comment 1 which both indicate that you have opened a Brazilian bank account. To the extent that you do not have a Brazilian bank account, please disclose the second sentence of your response to comment 5 in the summary and explain to us how you will operate a business in Brazil without a corporate bank account in that country. For instance, how will you pay your expenses, including the income and payroll taxes that you reference on page 32, without a corporate bank account in Brazil? Please also confirm that you have obtained all applicable federal and state taxpayer registry numbers necessary to open a bank account and/or operate a business in Brazil.

We have not established a Brazilian bank account in the name of the Company. On our previous statement, in the second paragraph on page 4 and our October 11, 2011 response to prior comment 1, we indicated that: “Brazilian Investors will have the option to deposit/send funds to the Company’s Brazilian Bank account or send funds directly to the Company’s US Trust account. Raul Goncalves Pinheiro has a savings account that will serve exclusively as the corporate account in Brazil. All of his personal funds will be segregated from the Company’s funds.” Initially, our idea was to use this savings account exclusively for the payments from possible shareholders from Brazil. We have deleted the second paragraph on page 4.

As per our response to your question 5 from your letter dated October 27, 2011: “The process to have a bank account in Brazil with the Company’s name is very time consuming and costly. The president will not hold any of funds from the sale of shares in his personal bank account”, we have decided not to give the option to deposit/send funds to a Brazilian account. Any possible shareholder will be responsible for providing payment directly to the Company’s Trust account.

We have amended our prospectus in the 5th paragraph on page 4, in the first complete paragraph on page 10 and in the 3rd full paragraph on page 53 to express that: “We do not intend to operate our business in Brazil. After we can successfully implement our Plan of Operations and generate enough funds, we intend to hire an American president to run our day-to-day operations in the USA, but Mr. Pinheiro will remain as the company’s CEO.”

Therefore, we will pay for our expenses, including the income and payroll taxes that we reference on page 32, using our Trust account in the USA. For those reasons, we have not obtained any applicable federal and state taxpayer registry numbers necessary to open a bank account and/or operate a business in Brazil.

Sincerely yours,

Raul Goncalves Pinheiro

President

Auto Home Lock, Inc.